UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-145
Washington, D.C. 20549	Expires: February 28, 2009
Estimated average burden
SCHEDULE 13D/A	hours per response 15

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PRIMORIS SERVICES CORPORATION

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

74164F103

(CUSIP Number)

Brian Pratt, c/o Primoris Services Corporation, 26000 Commercentre Drive, Lake Forest, CA 92630

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to besent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons. Brian Pratt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 15,732,508 (1)

	8.	Shared Voting Power 3,296,041 (2)

	9.	Sole Dispositive Power 15,732,508 (1)

	10.	Shared Dispositive Power 89,405 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,028,549 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.6% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)  Represents those shares of Common Stock owned by Brian Pratt in his name and over which he has sole voting and investment power, subject to applicable community property laws.

(2)  Represents 89,405 shares of Common Stock that are owned by his spouse, Barbara Pratt. Mr. Pratt also has the power to vote an additional 3,152,993 shares of Common Stock pursuant to revocable proxies granted to him by the following group of stockholders, which proxies are revocable at any time by the grantor of each respective proxy and expire on July 31, 2011: Scott E. Summers, trustee of the Summers Family Trust; John P. Schauerman; and Timothy R. Healy.  Additionally, Mr. Pratt has the power to vote an additional 53,643 shares of Common Stock pursuant to a revocable proxy, which is revocable at any time, granted to him by Mark A. Thurman, which expires on March 25, 2009.

(3)  Represents those shares of Common Stock held in the name of Barbara Pratt, Brian Pratt’s spouse.

(4)  The number of outstanding shares of Common Stock for purposes of this calculation consists of 29,977,339 shares outstanding as of March 3, 2009, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2009, and 2,500,025 shares to be issued to the former stockholders of Primoris Corporation, a Nevada corporation, and its two foreign managers in March 2009.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons. Barbara Pratt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 89,405 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 89,405 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,405

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Voting and dispositive power of these shares of Common Stock is shared with Brian Pratt, Barbara Pratt’s spouse.

(2)  The number of outstanding shares of Common Stock for purposes of this calculation consists of 29,977,339 shares outstanding as of March 3, 2009, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2009, and 2,500,025 shares to be issued to the former stockholders of Primoris Corporation, a Nevada corporation, and its two foreign managers in March 2009.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons. Summers Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,352,986 (1)

	9.	Sole Dispositive Power 1,352,986 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,352,986

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2% (2)

14.	Type of Reporting Person (See Instructions) OO - Trust

(1)  The power to vote the shares of Common Stock is exercised through the Summers Family Trust’s trustee, Scott E. Summers. All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)  The number of outstanding shares of Common Stock for purposes of this calculation consists of 29,977,339 shares outstanding as of March 3, 2009, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2009, and 2,500,025 shares to be issued to the former stockholders of Primoris Corporation, a Nevada corporation, and its two foreign managers in March 2009.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons. Scott E. Summers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,352,986 (1)

	9.	Sole Dispositive Power 1,352,986 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,352,986

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Scott E. Summers is the beneficial owner of 1,352,986 shares of Common Stock held by the Summers Family Trust by virtue of his position as the trustee of the trust. All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)  The number of outstanding shares of Common Stock for purposes of this calculation consists of 29,977,339 shares outstanding as of March 3, 2009, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2009, and 2,500,025 shares to be issued to the former stockholders of Primoris Corporation, a Nevada corporation, and its two foreign managers in March 2009.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons. John P. Schauerman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,281,462 (1)

	9.	Sole Dispositive Power 1,281,462 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,281,462

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)  The number of outstanding shares of Common Stock for purposes of this calculation consists of 29,977,339 shares outstanding as of March 3, 2009, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2009, and 2,500,025 shares to be issued to the former stockholders of Primoris Corporation, a Nevada corporation, and its two foreign managers in March 2009.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons. Timothy R. Healy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 518,545 (1)

	9.	Sole Dispositive Power 518,545 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 518,545

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.6% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)  The number of outstanding shares of Common Stock for purposes of this calculation consists of 29,977,339 shares outstanding as of March 3, 2009, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2009, and 2,500,025 shares to be issued to the former stockholders of Primoris Corporation, a Nevada corporation, and its two foreign managers in March 2009.

CUSIP No. 762014 10 8

1.	Names of Reporting Persons. Mark A. Thurman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 53,643 (1)

	9.	Sole Dispositive Power 53,643 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,643

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  All of these shares are subject to a revocable proxy in favor of Brian Pratt.

(2)  The number of outstanding shares of Common Stock for purposes of this calculation consists of 29,977,339 shares outstanding as of March 3, 2009, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2009, and 2,500,025 shares to be issued to the former stockholders of Primoris Corporation, a Nevada corporation, and its two foreign managers in March 2009.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed on August 11, 2008 (the “Initial Filing”), as amended by Amendment No. 1 to Schedule 13D filed on August 14, 2008, by Brian Pratt (“B. Pratt”), Barbara Pratt, the Pratt Family Trust, the Pratt Family Bypass Trust, Arline Pratt (“A. Pratt”), the Summers Family Trust, Scott E. Summers (“S. Summers”), John P. Schauerman (“ J. Schauerman”), John C. Pratt (“J. Pratt”), Timothy R. Healy (“T. Healy”), Gregory N. Pratt (“GN. Pratt”), Alfons Theeuwes (“A. Theeuwes”), Donald K. Brown (“D. Brown”), the Anthony L. Leggio Separate Property Trust dated June 2, 1997 (“Leggio Trust”), Anthony L. Leggio (“A. Leggio”), Geoff B. Pratt (“GB. Pratt”), Kenneth J. Borja (“K. Borja”), the David J. Baker and Janice M. Baker Revocable Living Trust dated 12/8/1994 (“Baker Trust”), David J. Baker (“D. Baker”), Janice M. Baker (“J. Baker”), Darryl Oscars (“D. Oscars”), Donald Trisch (“D. Trisch”), Linda Trisch (“L. Trisch”), the Perisich Family Trust dated July 11, 2007 (“Perisich Trust”), John M. Perisich (“J. Perisich”), Combustion Automation Ltd., an Albert corporation (“Combustion”) and Roger Newnham (“R. Newnham”), relating to the common stock, par value $.0001 (“Common Stock”) of Primoris Services Corporation, f/k/a Rhapsody Acquisition Corp., a Delaware corporation (the “Company”).

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Initial Filing.

Item 2.	Identity and Background.

Item 1 of the Initial Filing is hereby amended and restated in its entirety as follows:

(a)-(c) and (f).

This Statement is filed by:

(i) B. Pratt with respect to the Common Stock directly and beneficially owned by him, the Common Stock that is held solely in the name of his wife, Barbara Pratt, over which he has beneficial ownership, and the Common Stock beneficially owned by him by virtue of those certain revocable proxies granted to him on July 31, 2008 and an additional revocable proxy granted to him on March 25, 2009 (see Item 4 below). The principal business address of B. Pratt is 26000 Commercentre Drive, Lake Forest, California 92630. The principal occupation of B. Pratt is Chairman of the Board, Chief Executive Officer, President and Director of the Company. B. Pratt is a U.S. citizen;

(ii) Barbara Pratt with respect to the Common Stock directly and beneficially owned by her in her name. The principal business address of Barbara Pratt is c/o the Company, 26000 Commercentre Drive, Lake Forest, California 92630. The principal occupation of Barbara Pratt is as a private investor. Barbara Pratt is a U.S. citizen;

(iii) The Summers Family Trust, a trust formed in California, with respect to the Common Stock directly and beneficially owned by it; S. Summers is the trustee of the Summers Family Trust;

(iv) S. Summers with respect to the Common Stock beneficially owned by him by virtue of his position as the trustee of the Summers Family Trust. The principal business address of S. Summers is 26000 Commercentre Drive, Lake Forest, California 92630. The principal occupation of S. Summers is President, Underground Group, of ARB, Inc., a California corporation (“ARB”), which is a subsidiary of the Company. S. Summers is a U.S. citizen;

(v) J. Schauerman with respect to the Common Stock directly and beneficially owned by him. The principal business address of J. Schauerman is 26000 Commercentre Drive, Lake Forest, California 92630. The principal occupation of J. Schauerman is Executive Vice President, Corporation Development and Director of the Company. J. Schauerman is a U.S. citizen;

(vi) T. Healy with respect to the Common Stock directly and beneficially owned by him. The principal business address of T. Healy is 26000 Commercentre Drive, Lake Forest, California 92630. The principal occupation of T. Healy is President, ARB Industrial, a division of ARB. T. Healy is a U.S. citizen;

(vii) Mark A. Thurman (“M. Thurman”) with respect to the Common Stock directly and beneficially owned by him.  The principal business address of M. Thurman is 26000 Commercentre Drive, Lake Forest, California 92630.  The principal occupation of M. Thurman is President, ARB Structures, a division of ARB.  M. Thurman is a U.S. citizen.

Each of the foregoing parties identified above is referred to as a “Current Reporting Person” and collectively as the “Current Reporting Persons.” Each of the Current Reporting Persons is party to that certain Current Joint Filing Agreement (as defined below), as further described in Item 6 below. Accordingly, the Current Reporting Persons are hereby jointly filing this Statement.

On August 11, 2008, the Current Reporting Persons, other than M. Thurman, and each of the persons listed hereafter filed the Initial Filing: the Pratt Family Trust, the Pratt Family Bypass Trust, A. Pratt, J. Pratt, GN. Pratt, A. Theeuwes, D. Brown, the Leggio Trust, A. Leggio, GB. Pratt, K. Borja, the Baker Trust, D. Baker, J. Baker, D. Oscars, D. Trisch, L. Trisch, the Perisich Trust, J. Perisich, Combustion and R. Newnham (collectively, the “Prior Reporting Persons”).  On March 27, 2009, B. Pratt sent a letter to each of the Prior Reporting Persons, notifying them that he was returning the revocable proxies granted by each of the Prior Reporting Persons, and agreed to forego his right to exercise any voting power over the shares of Common Stock beneficially owned by the Prior Reporting Persons, effective as of March 23, 2009.  As a result, the Prior Reporting Persons and the Current Reporting Persons are no longer deemed to have collectively acquired beneficial ownership of the Common Stock as a group, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and have ceased their agreement to act together for purposes of acquiring, holding, voting or disposing of the Common Stock of the Company.  Consequently, as of March 23, 2009, the Prior Reporting Persons are no longer party to the Initial Filing, and any subsequent amendments thereto.  A form of the letter sent by B. Pratt to each of the Prior Reporting Persons, which returns the revocable proxy granted by each Prior Reporting Person to B. Pratt is attached hereto as Exhibit 1 and is incorporated herein by reference.

(d) No Current Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Current Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Initial Filing is hereby amended by adding the following:

Under the terms of the Merger Agreement and the terms of certain termination agreements, as applicable, the Primoris stockholders and Primoris’s two foreign managers have the right to receive his, her or its proportional share of 2,500,000 additional shares of Common Stock in each of the fiscal years ending December 31, 2008 and 2009 (for an aggregate possible total for the two years of 5,000,000 shares of Common Stock) if the Company achieves specified EBITDA milestones.  For the fiscal year ended December 31, 2008, the Company achieved its EBITDA milestone for the period.  In connection therewith, each of the Primoris Holders’, Combustion’s and R. Newnham’s right to receive the additional shares based on the specified EBITDA milestones for the fiscal year ending December 31, 2008 (“2008 EBITDA Share”) became fixed and irrevocable on March 24, 2009, the date upon which the Company’s registered public accountants’ report on the financial statements of the Company for the fiscal year ended December 31, 2008 was filed with the Company’s Annual Report on Form 10-K.

Thus, the Current Reporting Persons acquired their respective 2008 EBITDA Shares in consideration of the conversion of their shares of common stock of Primoris for shares of Common Stock of the Company pursuant to the terms of the Merger Agreement.

Additionally, on March 19, 2009, B. Pratt acquired 200,000 shares of Common Stock through his broker in open market purchases.  B. Pratt purchased these shares of Common Stock using his own personal funds, for an aggregate purchase price of approximately $764,005, including brokerage commissions.

Item 4.	Purpose of Transaction.
Item 4 of the Initial Filing is hereby amended and restated in its entirety as follows:

B. Pratt is the direct and beneficial owner of 15,732,508 shares of Common Stock of the Company owned by him, the beneficial owner of 89,405 shares of Common Stock owned by his wife, Barbara Pratt and effective as of July 31, 2008, B. Pratt received three (3) year revocable proxies from each of the Current Reporting Persons and Prior Reporting Persons, other than Barbara Pratt and M. Thurman (collectively the “Proxy Grantors”) expiring on July 31, 2011 (“Proxies”) in favor of him to vote, or to execute and deliver written consents, or otherwise act with respect to, all shares of the Company’s Common Stock then owned or thereafter acquired by each of the Proxy Grantors. On March 25, 2009, M. Thurman granted a three (3) year revocable proxy expiring on March 25, 2009 (“Thurman Proxy”) in favor of B. Pratt, for B. Pratt to vote, or execute and deliver written consents, or otherwise act with respect to, all shares of the Company’s Common Stock then owned or thereafter acquired by M. Thurman.

On March 27, 2009, B. Pratt sent a letter to each of the Prior Reporting Persons notifying them that he was returning the Proxies granted by each of the Prior Reporting Persons, and agreed to forego his right to exercise any voting power over the shares of Common Stock beneficially owned by the Prior Reporting Persons, effective as of March 23, 2009.  As a result, the Prior Reporting Persons and the Current Reporting Persons are no longer deemed to have collectively acquired beneficial ownership of the Common Stock as a group, for purposes of Section 13(d) of the Exchange Act, and have ceased their agreement to act together for purposes of acquiring, holding, voting or disposing of the Common Stock of the Company.

As a result of the foregoing, with the Proxies remaining from the Current Reporting Persons, other than Barbara Pratt and M. Thurman (“Current Proxy Grantors”), and the Thurman Proxy, B. Pratt has the power to vote approximately 58.6% of the Common Stock of the Company, and for purposes of the rules of the National Association of Securities Dealers’ Nasdaq Stock Market (“Nasdaq”), the Company will be deemed a Controlled Company as defined below. A form of the Proxy that was granted by the Current Proxy Grantors, as well as a copy of the Thurman Proxy, are attached hereto as Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by reference.

The underlying purpose for the Current Proxy Grantors granting the Proxies and M. Thurman granting the Thurman Proxy in favor of B. Pratt was to enable the Company to take advantage of certain exemptions from the Nasdaq listing standards available to Controlled Companies. The Common Stock of the Company is listed on the Nasdaq Global Market. The Nasdaq Rules require public companies with securities listed on the Nasdaq to have (i) a board of directors consisting of a majority of independent directors, (ii) directors recommended to the board of directors by an independent nominating committee or the independent directors of the company, and (iii) executive officer compensation recommended by an independent compensation committee or the independent directors of the company. However, these requirements do not apply if the public company is a Controlled Company.  As of March 17, 2009 the Board of Directors of the Company determined that five of the eight directors were independent under the applicable Nasdaq Rules.

A “Controlled Company” is a company listed on the Nasdaq for which more than fifty percent of the voting power is held by an individual, a group or another company. The Current Reporting Persons collectively have the power to vote approximately 58.6% of the Common Stock of the Company. B. Pratt, through the shares of Common Stock held by him and his wife and with the Proxies granted by the Current Proxy Grantors and with the Thurman Proxy, currently has the power to vote approximately 58.6% of the Common Stock of the Company. As a result, the group formed by B. Pratt, Barbara Pratt, M. Thurman and the Current Proxy Grantors comprise a group in which more than fifty percent of the voting power of the Company is held, making the Company a Controlled Company under the Nasdaq Rules.

Additionally, the Current Proxy Grantors and Mr. Thurman desired to consolidate their voting power in B. Pratt so as to allow B. Pratt to more efficiently run and operate the Company.

As noted in Item 6 below, on July 31, 2008, B. Pratt, J. Schauerman, the Summers Trust and T. Healy entered into a voting agreement with Eric Rosenfeld, a founding member of the Company. The voting agreement provides that each of the parties thereto will vote their shares of Common Stock in favor of the election of such persons as directors of the Company in specified classes in all elections prior to the annual meeting that will be held in 2011. Directors B. Pratt, Peter Moerbeek, J. Schauerman, Stephen Cook and Thomas Tucker were designees of the former Primoris stockholders, and directors Eric Rosenfeld and David Sgro were designees of Mr. Rosenfeld. During the three-year period following the closing of the Merger, Mr. Rosenfeld will be entitled to appoint a person to be an observer at board meetings of the Company and to receive all information distributed to the board members while acting in such capacity. During such period, Mr. Rosenfeld may appoint the person then serving as observer for election to the board in place of its then-designee and the then-designee shall serve as observer for the balance of the period. Arnaud Ajdler, who was one of the Company’s directors immediately prior to the Merger, is initially serving as observer. It is anticipated that at some point during the term being served by Mr. Sgro as a director, Mr. Ajdler will be designated to replace Mr. Sgro as a director and Mr. Sgro will thereafter serve as observer for the balance of the three-year period.

Pursuant to the terms of the Merger Agreement, following the Merger, the board of directors of the Company is required to declare and pay annual dividends on the Common Stock at a rate of not less than $0.10 per share; provided, however, that the board of directors shall not declare any such dividend unless, at the time of declaration, there is adequate surplus for such declaration under the Delaware General Corporation Law or if the board of directors, in the exercise of their business judgment, believes that it would be prudent to cancel or modify the dividend payment.  On August 8, 2008, the Company's board of directors declared a cash dividend of $0.025 per share on the Company's outstanding shares of Common Stock, payable to stockholders of record as of September 23, 2008. These dividends were paid on October 10, 2008. On November 10, 2008, a cash dividend of $0.025 per share was declared, payable to stockholders of record as of December 23, 2008. These dividends were paid on January 6, 2009. On March 16, 2009, a cash dividend of $0.025 per share was declared, payable to stockholders of record as of March 31, 2009 with an anticipated distribution date on or about April 15, 2009.

As noted in Item 3 above, pursuant to the terms of the Merger Agreement, the former Primoris stockholders and the two foreign managers have the right to receive 2,500,000 additional shares of Common Stock for each of the fiscal years ending December 31, 2008 and 2009 if the Company achieves specified EBITDA milestones. For the fiscal year ended December 31, 2008, the Company achieved its EBITDA milestone for the period.  In connection therewith, each of the Primoris Holders’, Combustion’s and R. Newnham’s right to receive the 2008 EBITDA Shares became fixed and irrevocable on March 24, 2009, the date upon which the Company’s registered public accountants’ report on the financial statements of the Company for the fiscal year ended December 31, 2008 was filed with the Company’s Annual Report on Form 10-K.

Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. However, each reserves the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Filing is hereby amended and restated in its entirety as follows:

(a) As of March 24, 2009, the Current Reporting Persons have the following beneficial ownerships in the Common Stock:

(i) B. Pratt was the beneficial owner of 19,028,549 shares of Common Stock (which represents approximately 58.6% of the outstanding shares of Common Stock, based on information reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 24, 2009). Such shares of Common Stock beneficially owned by B. Pratt represents 15,732,508 shares of Common Stock that are owned by B. Pratt in his name and 89,405 shares of Common Stock that are owned by his spouse, Barbara Pratt. In addition, Mr. Pratt has the power to vote an additional 3,206,636 shares of Common Stock pursuant to the Proxies granted by the Current Proxy Grantors and the Thurman Proxy.

(ii) Barbara Pratt was the beneficial owner of 89,405 shares of Common Stock (which represents approximately 0.3% of the outstanding shares of Common Stock, based on information reported in the Company’s Annual Report on Form 10-K filed with the SEC on March 24, 2009).

(iii) The Summers Family Trust was the beneficial owner of 1,352,986 shares of Common Stock (which represents approximately 4.2% of the outstanding shares of Common Stock, based on information reported in the Company’s Annual Report on Form 10-K filed with the SEC on March 24, 2009).

(iv) Pursuant to Rule 13d-3 of the Exchange Act, S. Summers is deemed the beneficial owner of the shares of Common Stock held by the Summers Family Trust due to his position as trustee of such trust.

(v) J. Schauerman was the beneficial owner of 1,281,462 shares of Common Stock (which represents approximately 3.9% of the outstanding shares of Common Stock, based on information reported in the Company’s Annual Report on Form 10-K filed with the SEC on March 24, 2009).

(vi) T. Healy was the beneficial owner of 518,454 shares of Common Stock (which represents approximately 1.6% of the outstanding shares of Common Stock, based on information reported in the Company’s Annual Report on Form 10-K filed with the SEC on March 24, 2009).

(vii) M. Thurman was the beneficial owner of 53,643 shares of Common Stock (which represents approximately 0.2% of the outstanding shares of Common Stock, based on information reported in the Company’s Annual Report on Form 10-K filed with the SEC on March 24, 2009).

(viii) The Current Reporting Persons, collectively, comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, and such group was the beneficial owner of 19,028,549 shares of Common Stock (which represents approximately 58.6% of the outstanding shares of Common Stock, based on information reported in the Company’s Annual Report on Form 10-K filed with the SEC on March 24, 2009).

(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
B. Pratt	3,296,041	15,732,508	89,405	15,732,508
Barbara Pratt	89,405	0	89,405	0
Summers Family Trust	1,352,986	0	0	1,352,986
S. Summers	1,352,986	0	0	1,352,986
J. Schauerman	1,281,462	0	0	1,281,462
T. Healy	518,545	0	0	518,545
M. Thurman	53,643			53,643

(c)

Except as set forth below, during the past sixty days, the only transactions in Common Stock effected by the Current Reporting Persons were the acquisitions of shares noted in the table below that took place as a result of the achievement of the 2008 EBITDA milestones as specified in the Merger Agreement. As noted in Item 3 of this Statement, each Primoris stockholder received his, her or its proportionate share of the 2,500,025 shares of Common Stock that were issued upon the achievement of the EBITDA milestone.

Name of Reporting Person	Number of Shares Acquired
B. Pratt	1,460,108
Barbara Pratt	8,405
Summers Family Trust	127,186
S. Summers (1)	127,186
J. Schauerman	120,462
T. Healy	48,745
M. Thurman	5,043

(1) Represents the number of shares of Common Stock beneficially acquired by S. Summers as the trustee of the Summers Family Trust.

In addition to the foregoing, B. Pratt also acquired 200,000 shares of Common stock, a price per share of $3.78, on March 19, 2009 in open market purchases through his broker.

(d) Not applicable.

(e)

As noted in Item 4 above, on March 27, 2009, B. Pratt sent a letter to each of the Prior Reporting Persons notifying them that he was returning the Proxies granted by each of the Prior Reporting Persons, and agreed to forego his right to exercise any voting power over the shares of Common Stock beneficially owned by the Prior Reporting Persons, effective as of March 23, 2009.  As a result, the Prior Reporting Persons and the Current Reporting Persons are no longer deemed to have collectively acquired beneficial ownership of the Common Stock as a group, for purposes of Section 13(d) of the Exchange Act, and have ceased their agreement to act together for purposes of acquiring, holding, voting or disposing of the Common Stock of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Filing is hereby amended and restated in its entirety as follows:

As noted in Item 4 above, the Current Proxy Grantors and M. Thurman granted a Proxy and Thurman Proxy, respectively, in favor of B. Pratt to vote, or to execute and deliver written consents, or otherwise act with respect to, all shares of the Company’s Common Stock then owned or thereafter acquired by each of the Proxy Grantors and M. Thurman.

On August 11, 2008, the Current Reporting Persons and the Prior Reporting Persons entered into a Joint Filing Agreement, in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law. On March 30, 2009, the Current Reporting Persons entered into an a new Joint Filing Agreement (“Current Filing Agreement”) whereby each of the Current Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law.  The Current Filing Agreement is attached hereto as Exhibit 4 and is incorporated herein by reference.

On March 30, 2009, each of the Current Reporting Persons executed a power of attorney that appoints each of B. Pratt, J. Schauerman, Pete Moerbeek and J. Perisich as the lawful attorneys-in-fact for such Current Reporting Person for purposes of making those electronic filings required by Section 16(a) of the Exchange Act, Rule 13d-1 of the Exchange Act and any other rules or regulation of the SEC. A form of the power of attorney executed by each of the Current Reporting Persons is attached hereto as Exhibit 5 and is incorporated herein by reference.

On July 31, 2008, each of the Current Reporting Persons, among others, entered into lock-up agreements with the Company, pursuant to which the Current Reporting Persons and others agreed not to sell any of the shares of Common Stock that they receive as a result of the Merger until July 30, 2009. During that period, no private sales of such shares may be made unless the transferee agrees to a similar restriction. The Company also agreed to register for resale (effective after July 30, 2009) under the Securities Act of 1933, as amended (“Securities Act”), the shares of Common Stock received by the Current Reporting Persons and others who may be deemed “affiliates” of the Company under Rule 144 of the Securities Act. A form of lock-up agreement is attached hereto as Exhibit 6 and is incorporated herein by reference.

A 7.5% portion of the shares of Common Stock that the Company issued upon the closing of the Merger were placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, pursuant to an escrow agreement, dated July 31, 2008, which is attached hereto as Exhibit 7 and is incorporated herein by reference. The escrow agreement provides a fund for payment to the Company with respect to the Company’s post-closing rights to indemnification under the Merger Agreement for breaches of representations and warranties and covenants by Primoris and its former stockholders and foreign managers. 7.5% of the shares of Common Stock currently owned by the Current Reporting Persons is held in the escrow pursuant to the terms of the escrow agreement.

As noted in Item 4 above, pursuant to the terms of the Merger Agreement, the former Primoris stockholders and the two foreign managers have the right to receive 2,500,000 additional shares of Common Stock for each of the fiscal years ending December 31, 2008 and 2009 if the Company achieves specified EBITDA milestones. Therefore, the Primoris Holders and Combustion may receive their proportionate number of these shares of Common Stock if the Company achieves the specified EBITDA milestones as specified in the Merger Agreement.  For the fiscal year ended December 31, 2008, the Company achieved its EBITDA milestone for the period. In connection therewith, each of the Primoris Holders’, Combustion’s and R. Newnham’s right to receive the 2008 EBITDA Shares became fixed and irrevocable on March 24, 2009, the date upon which the Company’s registered public accountants’ report on the financial statements of the Company for the fiscal year ended December 31, 2008 was filed with the Company’s Annual Report on Form 10-K.

On July 31, 2008, B. Pratt, J. Schauerman, the Summers Trust and T. Healy entered into a voting agreement with Eric Rosenfeld, a founding member of the Company. The voting agreement provides that each of the parties thereto will vote their shares of Common Stock in favor of the election of such persons as directors of the Company in specified classes in all elections prior to the annual meeting that will be held in 2011. Directors B. Pratt, Peter Moerbeek, J. Schauerman, Stephen Cook and Thomas Tucker were designees of the former Primoris stockholders, and directors Eric Rosenfeld and David Sgro were designees of Mr. Rosenfeld. During the three-year period following the closing of the Merger, Mr. Rosenfeld will be entitled to appoint a person to be an observer at board meetings of the Company and to receive all information distributed to the board members while acting in such capacity. During such period, Mr. Rosenfeld may appoint the person then serving as observer for election to the board in place of its then-designee and the then-designee shall serve as observer for the balance of the period. Arnaud Ajdler, who was one of the Company’s directors immediately prior to the Merger, is initially serving as observer. It is anticipated that at some point during the term being served by Mr. Sgro as a director, Mr. Ajdler will be designated to replace Mr. Sgro as a director and Mr. Sgro will thereafter serve as observer for the balance of the three-year period. A copy of the voting agreement is attached hereto as Exhibit 8 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
1	Form of Letter, dated March 27, 2009, sent to certain proxy grantors from Brian Pratt
2	Form of Revocable Three (3) Year Proxy granted in favor of Brian Pratt expiring July 31, 2011
3	Form of Revocable Three (3) Year Proxy granted in favor of Brian Pratt expiring March 25, 2012
4	Joint Filing Agreement, dated as of March 31, 2009 entered into by and among the Current Reporting Persons
5	Form of Power of Attorney
6

Form of Lock-Up Agreement by and among Rhapsody Acquisition Corp. and the former stockholders and foreign managers of Primoris Corporation (Filed as an exhibit to the Company’s Registration Statement on Form S-4 (File No. 333-150343) filed with the Securities and Exchange Commission on April 21, 2008 and incorporated herein by reference)

7

Form of Escrow Agreement among Rhapsody Acquisition Corp., Brian Pratt, as Representative, and Continental Stock Transfer & Trust Company, as Escrow Agent (Attached as an annex to the Company’s Registration Statement on Form S-4/A (File No. 333-150343) filed with the Securities and Exchange Commission on July 9, 2008 and incorporated herein by reference)

8

Form of Voting Agreement dated as of July 31, 2008 among the Rhapsody Acquisition Corp., Eric S. Rosenfeld, Brian Pratt, John P. Schauerman, the Scott E. Summers and Sherry L. Summers Family Trust Dated August 21, 2001, and Timothy R. Healy (Filed as an Exhibit to the Company’s Current Report on Form 8-K (File No. 001-34145) filed with the Securities and Exchange Commission on August 6, 2008 and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2009		/s/ Brian Pratt
Brian Pratt

/s/ Barbara Pratt
Barbara Pratt

Summers Family Trust

	By:	/s/ Scott E. Summers
Scott E. Summers, Trustee

/s/ Scott E. Summers
Scott E. Summers

/s/ John P. Schauerman
.		John P. Schauerman

/s/ Timothy R. Healy
Timothy R. Healy

/s/ Mark A. Thurman
Mark A. Thurman

EXHIBITS TO BE FILED WITH THIS SCHEDULE

Exhibit	Description
1	Form of Letter, dated March 27, 2009, sent to certain proxy grantors from Brian Pratt
2	Form of Revocable Three (3) Year Proxy granted in favor of Brian Pratt expiring July 31, 2011
3	Form of Revocable Three (3) Year Proxy granted in favor of Brian Pratt expiring March 25, 2012
4	Joint Filing Agreement, dated as of March 31, 2009 entered into by and among the Current Reporting Persons
5	Form of Power of Attorney
6

Form of Lock-Up Agreement by and among Rhapsody Acquisition Corp. and the former stockholders and foreign managers of Primoris Corporation (Filed as an exhibit to the Company’s Registration Statement on Form S-4 (File No. 333-150343) filed with the Securities and Exchange Commission on April 21, 2008 and incorporated herein by reference)

7

Form of Escrow Agreement among Rhapsody Acquisition Corp., Brian Pratt, as Representative, and Continental Stock Transfer & Trust Company, as Escrow Agent (Attached as an annex to the Company’s Registration Statement on Form S-4/A (File No. 333-150343) filed with the Securities and Exchange Commission on July 9, 2008 and incorporated herein by reference)

8

Form of Voting Agreement dated as of July 31, 2008 among the Rhapsody Acquisition Corp., Eric S. Rosenfeld, Brian Pratt, John P. Schauerman, the Scott E. Summers and Sherry L. Summers Family Trust Dated August 21, 2001, and Timothy R. Healy (Filed as an Exhibit to the Company’s Current Report on Form 8-K (File No. 001-34145) filed with the Securities and Exchange Commission on August 6, 2008 and incorporated herein by reference)